Unico American Corporation
23251 Mulholland Drive
Woodland Hills, California  91364-2732
(818) 591-9800  FAX (818) 591-9816

VIA EDGAR

November 10 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

Mail Stop 4720

Re:     Unico American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Schedule 14A Filed April 22, 2010
File No. 000-03978

Dear Mr. Rosenberg:

Set forth below are the responses of Unico American Corporation (the “Company”) to the comments contained in your letter of October 28, 2010, addressed to Mr. Cary Cheldin, President and Chief Executive Officer of the Company.  We appreciate that the nature of your review of our filing was to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.  For the convenience of the reader, each response, which is in disclosure-type format, is preceded by the comment to which it is responding.

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SEC Comment

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	We have reviewed your responses to prior comments one and five. Please file an amended Form 10-K with the revised Item 11 disclosures and a copy of your Money Purchase Plan as an exhibit.

Company Response

The Company will file an amended Form 10-K with the revised Item 11 disclosures and include a copy of our Money Purchase Plan as an exhibit.

SEC Comment

Reinsurance, page 38

2.
Please refer to prior comment three.  As previously requested, please revise your filing to describe and quantify the factors underlying changes in ceded reinsurance on your results of operations for each period presented, particularly the factors underlying changes in the total ceded losses and loss adjustment expenses incurred (i.e. ($324,121) in 2009, ($1,341,464) in 2008, and $8,193,487 in 2007).

Company Response

As discussed in Part 1, Item 1, under Reinsurance on Page 3 and also in Note 11 to the consolidated financial statements, a reinsurance transaction occurs when an insurance company transfer (cedes) a portion of its exposure on policies written by it to a reinsurer that assumes that risk for a premium (ceded premium).  The Company’s results of operations reflect the premium earned, the premium ceded and the net premium earned.  Losses and loss adjustment expenses on the Company’s results of operations are reported net of the ceded losses and loss adjustment expenses.

The following table reflects the effect of reinsurance on premiums written, premiums earned, and incurred losses.  That table is in Note 11 on Page 62 of the Company’s Form 10-K and reflects the effect of reinsurance on the Company’s results of operations.
	Year ended December 31
	2009	2008	2007
Premiums written:
Direct business	$38,900,176	$39,940,270	$44,970,399
Reinsurance assumed	-	-	-
Reinsurance ceded	(9,264,278)	(8,765,066)	(11,557,654)
Net premiums written	$29,635,898	$31,175,204	$33,412,745

Premiums earned:
Direct business	$40,050,878	$42,720,764	$48,661,973
Reinsurance assumed	-	-	-
Reinsurance ceded	(9,276,407)	(8,771,069)	(11,532,308)
Net premiums earned	$30,774,471	$33,949,695	$37,129,665

Incurred losses and loss adjustment expenses:
Direct	$19,221,640	$19,251,266	$30,375,724
Assumed	-	-	-
Ceded	324,121	1,341,464	(8,193,487)
Net incurred losses and loss adjustment expenses	$19,545,761	$20,592,730	$22,182,237

Earned reinsurance ceded premium as a percentage of direct earned premium was 23% in 2009, 21% in 2008 and 24% in 2007.

In the table on Page 39, we also provided the three components of the total ceded losses and loss adjustment expenses incurred of ($324,121) in 2009, ($1,341,464) in 2008, and $8,193,487 in 2007).

	Year ended December 31
	2009	2008	2007

Ceded losses and loss adjustment expenses incurred on excess of loss treaties*

Ceded paid losses and loss adjustment expenses	$3,315,589	$7,268,387	$3,287,750
Change in ceded case loss reserves	486,328	(3,324,003)	1,659,134
Change in ceded IBNR reserves	(4,126,038)	(5,285,848)	3,246,603
Total ceded losses and loss adjustment expenses incurred	$(324,121)	$(1,341,464)	$8,193,487

*There were no catastrophe losses incurred during the period covered by this table.

The changes in the ceded loss and loss adjustment expenses incurred are a reflection of (a) the amount of those claims that are covered by the Company’s excess of loss reinsurance treaties and (b) the potential variability due to the small size of the Company.

(a)  The factors that determine the claims that are covered by the Company’s reinsurance treaties are discussed in Part 1, Item 1, under Reinsurance on Page 3 and also in Note 11 to the consolidated financial statements.  None of the changes in these factors are significant to the periods covered.

(b)  On Page 38, the Company disclosed that “due to the small size of the Company and the related small population of claims, the Company’s losses and loss adjustment expenses for any accident year can vary significantly from the initial expectations.  Due to the small number of claims, changes in claim frequency and/or severity can materially affect the Company’s reserve estimate.  The potential variability from management’s best estimate cannot be measured from any meaningful statistical basis due to the numerous uncertainties in the claims reserving process and the small population of claims.”

In future filings,  the Company will in the Reinsurance section of MD&A describe the changes that ceded reinsurance had on results of operations for each period presented and discuss the above factors.

SEC Comment

Please refer to prior comment four. Please revise you filing to disclose the information provided in the responses to prior comment five in your May 17, 2010 letter.

Company Response

In future filings, the Company will enhance the paragraph under the table on Page 39 describing the effect of ceded reinsurance on financial position and results of operations.  The revised paragraph will read substantially as follows:

The Company’s reinsurance strategy is to reduce volatility in its expected loss and loss adjustment expense results by protecting the Company against liabilities in excess of certain retentions, including major or catastrophic losses that may occur from any one or more of the property and/or casualty risks which it insures.  On an annual basis, or sooner if warranted, the Company evaluates whether any changes to its retention, participation, or retained limits are necessary.  Loss and loss adjustment expense reserves are determined separately on both a direct basis and a net of reinsurance basis, and the ceded reserves are determined by subtraction; therefore, reinsurance recoverables are determined in a manner consistent with the associated loss reserves.  There have been no recent changes in the key assumptions underlying the estimation of loss and loss adjustment expense reserves, and no changes are anticipated.  The Company’s ceded loss and loss adjustment expense reserving methodology assumptions have not changed in the years presented.  Paid loss and loss adjustment expenses ceded are determined by the terms of the individual reinsurance treaties.  We continually monitor and evaluate the collectability of reinsurance recoverables to determine if any allowance is necessary.

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In connection with our response to staff comments, the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (818) 591-9800.

Sincerely,

/s/ Lester A. Aaron
Lester A. Aaron
Chief Financial Officer
Unico American Corporation